Exhibit 99.1

Zhangmen Provides Further Update on Regulatory Development

SHANGHAI, August 25, 2021 – Zhangmen Education Inc. (“Zhangmen” or the “Company”) (NYSE: ZME), a leading online education company in China, noted that the Shanghai Municipality Government issued the Shanghai Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Shanghai (the “Shanghai AST Measures”) to implement the requirements set forth in the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July by the PRC central government (the “Central Government Opinions”). The Shanghai AST Measures stipulate that, among other things:

•	No new provider of after-school tutoring services on academic subjects in China’s compulsory education system (“Academic AST”) will be approved, while existing Academic AST providers shall be subject to review and re-registration as non-profit organizations.

•	AST providers are strictly prohibited from providing Academic AST during any national holiday, weekend, winter and summer break period, subject to further restrictions over when Academic AST can be offered to students during weekdays.

•	Tuition fees for Academic AST shall follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activities.

•	Academic AST providers are prohibited from financing its operations by way of listing its securities on stock exchanges or other capital market activities. Listed companies may not invest in Academic AST providers through capital market fundraising activities, or acquire assets of Academic AST providers. Foreign investment will be prohibited in Academic AST providers.

•	AST advertising shall be subject to enhanced oversight.

The Company is committed to fully complying with the Shanghai AST Measures and similar measures to be adopted by other local governments, if any, to implement the requirements of the Central Government Opinions. Such measures are expected to have material impacts on its existing K-12 course business. As previously disclosed, the Company will continue to proactively seek guidance from the government authorities in Shanghai and other relevant provinces and municipalities in connection with its efforts to comply with the related PRC rules and regulations.

About Zhangmen Education Inc.

Zhangmen Education Inc. (NYSE: ZME) is a leading online education company in China. The Company’s core course offerings encompass one-on-one and small-class after-school tutoring services covering a wide range of academic subjects, with an established portfolio of well-recognized online education brands including Zhangmen one-on-one, Zhangmen Small Class, Zhangmen Kids and Xiaoli. Leveraging its high-quality teaching talents with localized insights, data-driven localized educational content and powerful technology infrastructure, the Company provides a personalized and results-driven learning experience to students across different regions. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com

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